UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                       Questar Corporation
                         (Name of Issuer)

                           Common Stock
                 (Title of Class of Securities)

                            748356102
                          (CUSIP Number)


Wells Fargo & Company is filing this Amendment No. 2 on its behalf and on behalf of Wells Fargo Bank West, N.A. to reflect that as of December 31, 2001, neither it nor Wells Fargo Bank West, N.A.
beneficially owned more than five percent of the Issuer's outstanding common stock.